

December 9, 2010

Robert Kepe
Chief Executive Officer
RJD Green, Inc.
1560-1 Newbury Rd #514
Newbury Park, CA 91324

> **Re:** **RJD Green, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **November 12, 2010**
> **File No. 333-170312**

Dear Mr. Kepe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Registration Statement, filed November 12, 2010

General

1. Please revise to include audited financial statements for your fiscal year ended August 31, 2010 and update related disclosures, accordingly, to comply with Rule 8-08 of Regulation S-X.

2. You do not appear to have provided information required by Items 401, 403, 504 and 511 of Regulation S-K. With your next amendment, please revise your disclosure to provide the foregoing information, or advise.

Calculation of Registration Fee

3.   Your fee table does not appear to be in conformity with Form S-1. Certain columns have been omitted and your footnotes do not tie to the information presented in the table. Please revise your fee table accordingly.

Cover Page

4.   Information presented on the cover page should be limited to the information specified in Item 501(b) of Regulation S-K. Accordingly, please remove from the cover page all information not required, such as the information pertaining to historical private placements, future equity offerings and commentary on the benefits of being a reporting company. In revising your cover page, take care to avoid repetitive disclosure. Also, as the OTC Bulletin Board is not an exchange, please modify the statement appearing in the second paragraph and on page 2 that your shares will trade at a fixed price until they are traded on the OTC Bulletin Board or "another" exchange.

5.   You indicate that "securities sold in this offering can only be resold through registration" or certain exemptions from registration. However, when this registration statement is declared effective, further registration of such shares prior to resale would not appear necessary. Please advise or revise your disclosure to eliminate such statement.

6.   Your cover page continues to state that the prospectus is dated November 1, 2010 subject to completion. Please update this disclosure as appropriate in future amendments.

7.   Please state prominently on the cover page of your prospectus that your auditors have issued a going concern opinion.

Prospectus Summary

General

8.   Please revise your disclosure as appropriate to convey to investors with clarity the status of your business development and objective of your business—what has been accomplished, what remains to be accomplished for you to develop a website and/or products and generate revenues, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of the company's business plan. Ensure that your disclosure conveys consistently throughout your document the status of your business activities, including the purpose of your business and a clear description of your proposed product offerings. In this regard we note inconsistencies regarding the main objective of your business (i.e. whether the focus is an "online sustainable building material and alternative energy marketing company," an "internet marketplace destination for exotic used vehicle buying and selling" or "an online directory for facilitating transactions between retailers and petroleum makers and

consumers of ethanol associated fuels"). This comment also applies to your Business section.

9.   You indicate that the company will require additional funding and that you plan on conducting a second equity offering in 2010. However, such offering does not appear to be specifically contemplated in Management's Discussion and Analysis. Please advise. Please also ensure that the proposed material terms of such offering, if known, are discussed. Also, please add a risk factor that addresses the possibility that a second offering may not be completed or that sufficient proceeds may not be raised.

Operating History, page 1

10. You indicate that you hope to "continue to generate multiple revenue streams from various advertising services on [your] site." We note, however, that as of the date of filing, your website does not appear operational, and you have generated no revenue. Please revise your disclosure accordingly and take care to ensure that the current status of your business is conveyed consistently throughout the registration statement.

Future Assets and Growth, page 1

11. Please revise the statement in this section that the company had net income for the period ended June 30, 2010 or explain the source of such income since you currently have no operations.

Risk Factors

General

12. Please insert a paragraph at the beginning of your discussion of Risk Factors on page 4 that alerts investors to the fact that the company has not yet developed its website or any products and that substantial additional development work will be required to develop them.

13. Please include a risk factor alerting investors that until your common stock is registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. In the risk factor, explain how the reporting obligations of a Section 15(d) filer vary from those imposed on fully reporting entities. Please make corresponding revisions to the discussion of your reporting obligations in the Reports to Stockholders discussion on page 20.

14. You indicate on the cover page that the company is considered a shell company pursuant to Rule 405 of Regulation C. Please advise how you reached that conclusion and what consideration you gave to disclosing any attendant risks to investors and/or implications of the company's shell company status.

15.   Please insert a risk factor addressing the fact that the company is not raising any money in this offering, but has agreed to pay offering expenses estimated at $16,210, which exceeds the company's current assets. Accordingly, we would expect such risk factor to alert investors to the fact that post-offering the company may be in worse financial condition than it was prior to commencement of the offering.

"Mr. Kepe is involved with other businesses…", page 4

16.   You indicate that Mr. Kepe is currently involved in other businesses. Please revise this risk factor to discuss whether Mr. Kepe faces any conflicts of interest as a result of his involvement in these other businesses, such as in allocating business opportunities between the company and the other businesses. If so, address how such conflicts will be resolved.

"Because of market pressures from competitors…", page 5

17.   You note that your ability to compete will depend in part on market acceptance of new solutions and enhancements developed by the company. Yet your Business section does not appear to specifically discuss any proposed products or solutions. Please revise your disclosure where appropriate to address the foregoing.

"We will require additional financing…", page 6

18.   You state that "this offering, if successful, will only enable [you] to commence a modest website."   Since you are not receiving any proceeds from this offering, please revise this statement.

Selling Security Holders, page 7

19.   We note that certain selling stockholders appear on the selling stockholder table twice. Please present each selling stockholder on one line in the table and aggregate all shares held by such selling stockholder. Also, several of the selling stockholders appear to be related. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. See SEC Release 33-4819. Please confirm that the table accurately reflects all of the shares beneficially owned by each of the selling stockholders. Refer to Rule 13d-3 under the Exchange Act.

20.   Please clarify the meaning and purpose of footnote 5 to the selling stockholder table.

Plan of Distribution, page 9

21.   You indicate here that selling security holders may resell the shares being registered at a price of $0.02 per share, whereas elsewhere in your registration statement you indicate

that the sales price is $0.15 per share. Please revise your disclosure to ensure that the sales price is conveyed consistently throughout the prospectus.

Description of Business, page 12

22.   Your Business section disclosure does not provide clear and meaningful information about how you intend to grow the business, nor have you provided sufficient detail regarding how you intend to identify and solicit customers interested in advertising on your website. Please revise the Business section to provide a more complete overview of your business plan in an organized fashion, addressing any identified milestones, and a description of what you have accomplished to date and what remains to be accomplished to develop a viable and sustainable business, including your expected time table and any known material expenses which you expect to incur. In this regard we note that you discuss various proposed features and applications of your website, but fail to describe how and when such functionality will be obtained.

23.   Please review the timing described in your Business section to ensure that all plans and descriptions of the company's business are accurate and current. In this regard, we note that you indicate on page 13 that you expect to have a fully developed website during the second quarter of 2010 and that you expect to generate revenues in the third quarter of 2010. We further note that you state that a preliminary website has been developed. However, as of the date of this letter, the only functioning page on www.rjdgreen.com says "coming soon."

Competition, page 18

24.   Please advise what consideration you gave to discussing how your lack of revenue, undeveloped website/products and general financial condition limit your ability to compete against other websites offering similar content.

Employees, page 21

25.   You indicate that you have one part time employee who is involved in other business activities. Please revise your disclosure to discuss in this section the other projects and business activities that currently occupy Mr. Kepe's time.

Management's Discussion and Analysis of Financial Condition

Background Overview, page 20

26.   Please expand your discussion to provide detailed information regarding your plan of operations over the next twelve-month period, including when you expect to begin generating revenues. You should address how your business goals and objectives will change based on your ability or inability to raise additional capital. Currently your proposed activities and marketing plan are not described with sufficient clarity to provide

a meaningful basis for your assertion that revenue is reasonably possible. Further, discuss each of your planned activities and each material event or step required to pursue each of your planned activities. To the extent you discuss future plans, such as hiring consultants, developing your website and completing a database, the discussion should be balanced to include time frames for implementing such plans, anticipated costs, and any uncertainties or obstacles involved before the planned operations can commence.

27.   You indicate that "sales revenue and small amounts of equity" will be sufficient to fund planned operations for the next twelve months. Yet, until the website is completed, it is not clear how the company intends to generate revenue. Also, the company does not appear to have any current or certain plans to raise additional funds. Please revise your disclosure to address how the company plans to fund operations and pay for costs associated with this offering and of being a public reporting company.

Results of Operations, page 21

28.   Please advise what consideration you gave to the requirements of Item 303(a)(3)(ii) of Regulation S-K. In particular, we would expect to see discussion of the legal and accounting expenses you will expect to regularly incur upon becoming a public company and the impact such expenses will have on your results of operations.

Liquidity and Capital Resources, page 21

29.   Please revise your disclosure to state, if true, that Mr. Kepe has no obligation to loan additional funds to the company or to pay for costs associated with this offering. Supplementally enhance your disclosure to address how the company intends to handle its liquidity needs if additional funding, from Mr. Kepe or otherwise, is not available.

30.   Please revise your disclosure to clarify whether your planned operations during the next twelve months are expected to require additional funding, and if so, state the minimum amount of required funding. To the extent you perceive a deficiency in currently available or contractually committed funds for funding operations during the next twelve months, state the minimum period of planned operations that the currently available and contractually committed funds will enable you to fund.

Executive Compensation, page 23

31.   On page 21, you indicate that the company issued Mr. Kepe 275,000 shares in exchange for his services, yet this compensation is not reflected in your Summary Compensation Table. Please revise your disclosure to include this compensation or advise. Refer to Item 402(n) of Regulation S-K.

Part II. Information Not Required in Prospectus

32.   Your numbering of subsections does not conform to Part II of Form S-1. Please revise as appropriate.

Item 24. Indemnification of Directors and Officers

33.   We note your lengthy and verbatim recitation of text from the Nevada Revised Statutes. Please revise such disclosure to avoid long and complicated summaries replete with legal terminology and provide instead a clear and concise summary of the general effect of any statute, charter provisions, bylaws, contract or other arrangements under which the company's directors and officers are insured or indemnified, as required pursuant to Item 702 of Regulation S-K, and in an understandable manner to conform with the requirements of Rule 421(b) of the Securities Act of 1933.

Item 26. Recent Sales of Unregistered Securities

34.   Please revise your disclosure to briefly state the material terms of each transaction disclosed, and the facts relied upon to make the exemption noted available. Refer to Item 701(d) of Regulation S-K. In this regard, we note that you do not appear to have provided a purchase price for the July 2010 issuance or a date for the purchase by Mr. Kepe of 100,000 shares of common stock at $0.01 per share or the issuance of 300,000 shares for total consideration of $16,000. Further, please clarify which sales were conducted in reliance upon the exemption under Regulation D and which were conducted in reliance upon Regulation S. To the extent you relied upon Regulation D, please advise how you determined such reliance to be appropriate given that the company does not appear to have filed a Form D. Additionally, you appear to only have addressed transactions relating to the aggregate sale of 675,000 shares of common stock, although 705,000 shares are currently outstanding.

Item 28. Undertakings

35.   We note that you have included twice the undertaking specified in Item 512(a)(6) of Regulation S-K, which refers to primary offerings of securities by an issuer. However, this undertaking does not appear to apply to this offering. Please advise or revise your disclosure to remove the undertaking. Also, we note the paragraph in this section beginning "Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934…" Please advise us as to why you have included this statement.

Financial Statements

Statement of Operations, page F-3

36.   Revise to present earnings per share amounts for net income pursuant to ASC 260-10-45-2. Refer to ASC 260-10-15-2.

Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile: (951) 224-6675
       Jillian Ivey Sidoti, Esq.